Exhibit 99.1

FOR IMMEDIATE RELEASE	August 16, 2010

Forbes Medi-Tech Provides Further Update on Revised Offer from Pharmachem Laboratories, Inc. and Announces Intention to Adjourn Portion of Annual and Special Meeting

VANCOUVER, BC – Forbes Medi-Tech Inc. (OTCBB:FMTI) (“Forbes” or “Company”) today announced that Pharmachem Laboratories, Inc. (“Pharmachem”) has further increased its revised offer (the “Pharmachem Revised Offer”) to acquire substantially all of the assets of the Company as described in our press release dated August 9, 2010. Pharmachem has increased the purchase price under the Pharmachem Revised Offer from US$2.9 million to US$4.0 million.

At a meeting held on August 15, 2010, the Company’s board of directors (the “Board”) confirmed that the Pharmachem Revised Offer, as increased, continues to be on more favorable terms to Forbes’ shareholders than the transaction contemplated by the amended and restated asset purchase agreement dated August 5, 2010 (the “MHT Amended Asset Purchase Agreement”) between MHT, LLC (“MHT”) and the Company and continues to qualify as a “Superior Offer” under the MHT Amended Asset Purchase Agreement. As the Pharmachem Revised Offer continues to constitute a Superior Offer, MHT has the right, but not the obligation, to make an offer at least as favorable to Forbes’ shareholders as the Pharmachem Revised Offer by no later than Thursday, August 19, 2010. If MHT does not make another offer, the Board will consider, in consultation with its outside counsel, whether, in light of the Pharmachem Revised Offer, the Board should withdraw its recommendation of the MHT Amended Asset Purchase Agreement and Forbes should enter into a definitive agreement with Pharmachem in connection with the Pharmachem Revised Offer. The MHT Amended Asset Purchase Agreement remains in effect as of the date of this News Release.

The Company further announced today that it intends to postpone voting on the Asset Sale and subsequent liquidation (the “Liquidation”) at the annual and special meeting of shareholders to be held this morning at 10:00 a.m. (Vancouver time) (the “Meeting”) until the Company has publicly disclosed sufficient information regarding the final terms of the Asset Sale and subsequent Liquidation for shareholders to make a fully-informed decision. The Company believes that such information is material to shareholders and that adjourning the Meeting in respect of the Asset Sale and Liquidation until such information is publicly disclosed is in the best interests of shareholders.

The Meeting will be convened as scheduled but will be adjourned following the appointment of an auditor and the election of directors for the ensuing year. The Meeting will then be reconvened after MHT has publicly disclosed sufficient information regarding the final terms of the Asset Sale and subsequent Liquidation for shareholders to make a fully-informed decision. The Company will announce the time and place of the adjourned Meeting as soon as a time and date have been determined by the Board.

The Company does not intend to mail new proxy forms and does not expect intermediaries to mail new voting instruction forms for use in connection with the adjourned Meeting. Instead, the form of proxy and voting instruction forms previously mailed to shareholders in connection with the Meeting will be used for the adjourned Meeting. The deadline for the deposit of proxies for use at the adjourned Meeting will be 24 hours before the adjourned Meeting, but the chair of the adjourned Meeting may accept proxies on the date of the adjourned Meeting. Shareholders who have already deposited a proxy or submitted voting instructions in respect of the special business to be considered at the Meeting do not have to take any further action to vote their shares in respect of such matters unless they wish to change their voting instructions.

Other Information
If Forbes enters into a definitive agreement relating to the Pharmachem Revised Offer, copies of the definitive agreement will be filed with the Canadian and US securities regulatory authorities and will be available at the Canadian SEDAR website at www.sedar.com and at the US EDGAR website at http://www.sec.gov.

About Forbes Medi-Tech
Forbes Medi-Tech Inc. is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

About Pharmachem Laboratories, Inc.
Pharmachem Laboratories, Inc. is a premier international innovator, manufacturer and supplier of the finest quality ingredients. They deliver optimal solutions tailored to meet customer needs across a complex matrix of industries including nutritionals, food and beverages, flavors and fragrances. For more information about Pharmachem Laboratories, Inc., please visit www.pharmachemlabs.com.

Forward looking Statements and Risks
This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the Pharmachem Revised Offer and the MHT Amended Asset Purchase Agreement. Forward-looking statements can be identified by forward-looking terminology such as “if”, “will”, “can be”, “may”, “intends”, “anticipates” and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risk that the Company will not complete the Asset Sale in accordance with the terms of MHT Amended Asset Purchase Agreement, the Pharmachem Revised Offer or at all or that the proceeds available for distribution in the Liquidation will be less than anticipated. Factors that may impact the amount of proceeds available for distribution in the Liquidation include but are not limited to (i) unanticipated fees or expenses incurred in connection with the Asset Sale and Liquidation; (ii) other unforeseen expenses, liabilities or obligations; (iii) litigation and products liability risks; (iv) decreases in the value of non-cash assets; or (v) obligations to indemnify MHT or Pharmachem in accordance with the terms of the applicable purchase agreement. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Contact:
David Goold
Chief Financial Officer
Phone: (604) 689-5899 ext. 239
E-mail: ir@forbesmedi.com

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